# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SHARING ECONOMY INTERNATIONAL INC., CIK 0000819926
CUSIP: 819534108
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: CORNWALL CENTRE, NO.85 CASTLE PEAK ROAD, COFFEE BAY, TUEN MUN, NEW TERRITORIES, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 03/11/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001462830

## Reporting persons
- Iliad Research & Trading, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Utah (UT); sole voting power 42,945,408; shared voting power 0; sole dispositive power 42,945,408; shared dispositive power 0; aggregate amount beneficially owned 42,945,408 (9.9% of the class)
  Comment: Reporting person Iliad Research & Trading, L.P. ("Iliad") has rights, under a convertible promissory note, to own an aggregate number of shares of the Issuer's common stock which, except for a contractual cap on the amount of outstanding shares that Iliad may own, would exceed such a cap. Iliad's current ownership cap is 9.99%. Thus, the number of shares of the Issuer's common stock beneficially owned by Iliad as of the date of this filing was 42,945,408 shares, which is 9.99% of the 429,883,971 shares outstanding on March 31, 2023 (as reported in the Issuer's Form 10-K filed on April 20, 2023).
- Iliad Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 42,945,408; shared voting power 0; sole dispositive power 42,945,408; shared dispositive power 0; aggregate amount beneficially owned 42,945,408 (9.9% of the class)
  Comment: Iliad Management, LLC is the general partner of reporting person Iliad. Iliad has rights, under a convertible promissory note, to own an aggregate number of shares of the Issuer's common stock which, except for a contractual cap on the amount of outstanding shares that Iliad may own, would exceed such a cap. Iliad's current ownership cap is 9.99%. Thus, the number of shares of the Issuer's common stock beneficially owned by Iliad as of the date of this filing was 42,945,408 shares, which is 9.99% of the 429,883,971 shares outstanding on March 31, 2023 (as reported in the Issuer's Form 10-K filed on April 20, 2023).
- Fife Trading, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Illinois (IL); sole voting power 42,945,408; shared voting power 0; sole dispositive power 42,945,408; shared dispositive power 0; aggregate amount beneficially owned 42,945,408 (9.9% of the class)
  Comment: Fife Trading, Inc. is the manager of Iliad Management, LLC, which is the general partner of reporting person Iliad. Iliad has rights, under a convertible promissory note, to own an aggregate number of shares of the Issuer's common stock which, except for a contractual cap on the amount of outstanding shares that Iliad may own, would exceed such a cap. Iliad's current ownership cap is 9.99%. Thus, the number of shares of the Issuer's common stock beneficially owned by Iliad as of the date of this filing was 42,945,408 shares, which is 9.99% of the 429,883,971 shares outstanding on March 31, 2023 (as reported in the Issuer's Form 10-K filed on April 20, 2023).
- John M Fife: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 42,945,408; shared voting power 0; sole dispositive power 42,945,408; shared dispositive power 0; aggregate amount beneficially owned 42,945,408 (9.9% of the class)
  Comment: John M Fife is the president of Fife Trading, Inc., which is the manager of Iliad Management, LLC, which is the general partner of reporting person Iliad. Iliad has rights, under a convertible promissory note, to own an aggregate number of shares of the Issuer's common stock which, except for a contractual cap on the amount of outstanding shares that Iliad may own, would exceed such a cap. Iliad's current ownership cap is 9.99%. Thus, the number of shares of the Issuer's common stock beneficially owned by Iliad as of the date of this filing was 42,945,408 shares, which is 9.99% of the 429,883,971 shares outstanding on March 31, 2023 (as reported in the Issuer's Form 10-K filed on April 20, 2023).

## Item 1. Issuer
Name of issuer: SHARING ECONOMY INTERNATIONAL INC.
Address of issuer's principal executive offices: CORNWALL CENTRE, NO.85 CASTLE PEAK ROAD, COFFEE BAY, TUEN MUN, NEW TERRITORIES, HONG KONG, 00000

## Item 2. Person Filing
Name of person filing: This report is filed by Iliad Research and Trading, LP, Iliad Management, LLC, Fife Trading, Inc., and John M. Fife with respect to the shares of Common Stock, $0.001 par value per share, of the Issuer that are directly beneficially owned by Iliad Research and Trading, LP and indirectly beneficially owned by the other reporting and filing persons.
Address of principal business office or, if none, residence:
303 East Wacker Drive, Suite 1040,
Chicago, IL 60601
Citizenship:
Iliad Research and Trading, LP is a Utah limited partnership.
Iliad Management, LLC is a Delaware limited liability company.
Fife Trading, Inc. is an Illinois corporation.
John M. Fife is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 42,945,408
Percent of class: 9.99%
Sole power to vote or to direct the vote: 42,945,408
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 42,945,408
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Iliad Research & Trading, L.P.: John Fife, President (03/11/2025)
- Iliad Management, LLC: John Fife, President (03/11/2025)
- Fife Trading, Inc.: John Fife, President (03/11/2025)
- John M Fife: John Fife, John Fife (03/11/2025)